UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 20, 2015 10:00 AM (Seoul time)

2. Place	4th Floor, SK Telecom Boramae Building, Boramae-ro 5-Gil 1, Gwanak-gu, Seoul, Korea

3. Agenda

1.      Approval of Financial Statements for the 31st Fiscal Year (2014)

2.      Approval of Amendment to the Articles of Incorporation

3.      Approval of the Election of Director

(Candidate : Jang, Dong-Hyun)

4.      Approval of the Election of a Member of the Audit Committee

(Candidate : Lee, Jae-Hoon)

5.      Approval of Ceiling Amount of the Remuneration for Directors

4. Date of the resolution by the Board of Directors	February 24, 2015

• Attendance of external directors	Present	5
	Absent	0

5. Other Noteworthy Matters	-

Documents relating to the Annual Meeting of Shareholders

1.	Approval of Financial Statements for the 31st Fiscal Year

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2014

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Current Assets:
Cash and cash equivalents	31,35,36	￦	834,429	1,398,639
Short-term financial instruments	6,31,35,36,37,38		313,068	311,474
Short-term investment securities	9,35,36		280,161	106,068
Accounts receivable - trade, net	7,31,35,36,37		2,392,150	2,257,316
Short-term loans, net	7, 35,36,37		74,512	79,395
Accounts receivable - other, net	7, 35,36,37		690,527	643,603
Prepaid expenses			134,404	108,909
Derivative financial assets	23, 35,36		—	10
Inventories, net	8,38		267,667	177,120
Assets classified as held for sale	10		10,510	3,667
Advanced payments and other	7,9, 35,36,37		85,720	37,214

Total Current Assets			5,083,148	5,123,415

Non-Current Assets:
Long-term financial instruments	6, 35,36,38		631	8,142
Long-term investment securities	9, 35,36		956,280	968,527
Investments in associates and joint ventures	13		6,298,088	5,325,297
Property and equipment, net	14,37,38		10,567,701	10,196,607
Investment property, net	15		14,997	15,811
Goodwill	16		1,917,595	1,733,261
Intangible assets, net	17		2,483,994	2,750,782
Long-term loans, net	7, 35,36,37		55,728	57,442
Long-term accounts receivable - other	7,35,36		3,596	—
Long-term prepaid expenses	38		51,961	32,008
Guarantee deposits	6,7, 35,36,37		285,144	249,600
Long-term derivative financial assets	23,35,36		70,035	41,712
Deferred tax assets	2,32		25,083	26,322
Other non-current assets	7, 35,36		127,252	47,589

Total Non-Current Assets			22,858,085	21,453,100

Total Assets		￦	27,941,233	26,576,515

(In millions of won)	Note	December 31, 2014		December 31, 2013

Liabilities and Equity
Current Liabilities:
Short-term borrowings	18,31,35,36	￦	366,600	260,000
Current portion of long-term debt, net	18,31,35,36		590,714	1,042,276
Current portion of finance lease liabilities	21,31,35,36		3,804	19,351
Current portion of long-term payables – other	19,35,36		189,389	206,800
Accounts payable - trade	35,36,37		275,495	214,716
Accounts payable - other	35,36,37		1,381,850	1,864,024
Withholdings	35,36,37		1,053,063	728,936
Accrued expenses	35,36		952,418	988,193
Income tax payable	32		99,236	112,316
Unearned revenue			327,003	441,731
Derivative financial liabilities	23, 35,36		—	21,171
Provisions	20		51,075	66,775
Advanced receipts	34,35		129,255	102,931
Liabilities classified as held for sale	10		408	—

Total Current Liabilities			5,420,310	6,069,220

Non-Current Liabilities:
Debentures, excluding current portion, net	18,31,35,36		5,649,158	4,905,579
Long-term borrowings, excluding current portion	18,31,35,36		149,720	104,808
Long-term payables - other	19, 35,36		684,567	838,585
Long-term unearned revenue			19,659	50,894
Finance lease liabilities	21,31,35,36		26	3,867
Defined benefit liabilities	22		91,587	74,201
Long-term derivative financial liabilities	23, 35,36		130,889	103,168
Long-term provisions	20		36,013	28,106
Deferred tax liabilities	2,32		444,211	168,825
Other non-current liabilities	35,36		66,823	62,705

Total Non-Current Liabilities			7,272,653	6,340,738

Total Liabilities			12,692,963	12,409,958

Equity
Share capital	1,24		44,639	44,639
Capital surplus and other capital adjustments	24,25,26		277,998	317,508
Retained earnings	27		14,188,591	13,102,495
Reserves	28		(4,489)	(12,270)

Equity attributable to owners of the Parent Company			14,506,739	13,452,372
Non-controlling interests			741,531	714,185

Total Equity			15,248,270	14,166,557

Total Liabilities and Equity		￦	27,941,233	26,576,515

(In millions of won except for per share data)	Note	2014		2013

Continuing operations
Operating revenue:	5,37
Revenue		￦	17,163,798	16,602,054

Operating expense:	37
Labor cost	22		1,659,777	1,561,358
Commissions paid			5,692,680	5,498,695
Depreciation and amortization	5		2,714,730	2,661,623
Network interconnection			997,319	1,043,733
Leased line			399,014	448,833
Advertising			415,857	394,066
Rent			460,309	443,639
Cost of products that have been resold			1,680,110	1,300,375
Other operating expenses	29		1,318,897	1,238,623

			15,338,693	14,590,945

Operating income	5		1,825,105	2,011,109

Finance income	5,31		126,337	113,392
Finance costs	5,31		(386,673)	(571,203)
Gain related to investments in subsidiaries, associates and joint ventures, net	1,5,13		906,338	706,509
Other non-operating income	30		56,279	74,467
Other non-operating expenses	30		(273,558)	(507,173)

Profit before income tax	5		2,253,828	1,827,101

Income tax expense from continuing operations	32		454,508	400,797

Profit from continuing operations			1,799,320	1,426,304

Discontinued operations
Profit from discontinued operations, net of income taxes	39		—	183,245

Profit for the year	5	￦	1,799,320	1,609,549

Attributable to :
Owners of the Parent Company		￦	1,801,178	1,638,964
Non-controlling interests			(1,858)	(29,415)

Earnings per share	33
Basic earnings per share (in won)		￦	25,154	23,211

Diluted earnings per share (in won)		￦	25,154	23,211

Earnings per share - Continuing operations	33
Basic earnings per share (in won)		￦	25,154	20,708

Diluted earnings per share (in won)		￦	25,154	20,708

(In millions of won)	Note	2014		2013

Profit for the year		￦	1,799,320	1,609,549

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	22		(32,942)	5,946
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	28,31		27,267	2,009
Net change in other comprehensive income of investments in associates and joint ventures	13,28		8,187	3,034
Net change in unrealized fair value of derivatives	23,28,31		(45,942)	11,222
Foreign currency translation differences for foreign operations	28		14,944	(3,714)

			(28,486)	18,497

Total comprehensive income		￦	1,770,834	1,628,046

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,777,519	1,655,570
Non-controlling interests			(6,685)	(27,524)

(In millions of won)	Controlling interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non-controlling interests	Total equity
Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss) for the year		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive income		—	—	3,240	13,366	16,606	1,891	18,497

		—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

Balance, January 1, 2014	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income
Profit (loss) for the year		—	—	1,801,178	—	1,801,178	(1,858)	1,799,320
Other comprehensive loss		—	—	(31,440)	7,781	(23,659)	(4,827)	(28,486)

		—	—	1,769,738	7,781	1,777,519	(6,685)	1,770,834
Interest on hybrid bond		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in consolidation scope		—	—	—	—	—	23,667	23,667
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(10,869)	—	—	(10,869)	10,534	(335)

Balance, December 31, 2014	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,799,320	1,609,549
Adjustments for income and expenses	40		2,978,995	3,275,376
Changes in assets and liabilities related to operating activities	40		(707,333)	(969,870)

Sub-total			4,070,982	3,915,055
Interest received			56,706	64,078
Dividends received			13,048	10,197
Interest paid			(280,847)	(300,104)
Income tax paid			(182,504)	(130,656)

Net cash provided by operating activities			3,677,385	3,558,570

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			5,627	186,425
Collection of short-term loans			207,439	290,856
Decrease in long-term financial instruments			2,535	16
Proceeds from disposal of long-term investment securities			65,287	287,777
Proceeds from disposal of investments in associates and joint ventures			7,333	43,249
Proceeds from disposal of property and equipment			25,143	12,579
Proceeds from disposal of intangible assets			10,917	2,256
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			4,454	13,104
Decrease in deposits			8,891	8,509
Proceeds from disposal of other non-current assets			94	683
Proceeds from disposal of subsidiaries			—	215,939

Sub-total			341,387	1,251,786
Cash outflows for investing activities:
Increase in short-term investment securities, net			(174,209)	(45,032)
Increase in short-term loans			(202,501)	(279,926)
Increase in long-term loans			(4,341)	(4,050)
Increase in long-term financial instruments			(2,522)	(7,510)
Acquisition of long-term investment securities			(41,305)	(22,141)
Acquisition of investments in associates and joint ventures			(60,020)	(97,366)
Acquisition of property and equipment			(3,008,026)	(2,879,126)
Acquisition of intangible assets			(130,667)	(243,163)
Increase in assets held for sale			(552)	—
Increase in deposits			(6,903)	(83,314)
Increase in other non-current assets			(18,233)	(1,830)
Acquisition of business, net of cash acquired			(124,486)	—
Decrease in cash due to disposal of a subsidiary			(250,787)	(94,805)

Sub-total			(4,024,552)	(3,758,263)

Net cash used in investing activities		￦	(3,683,165)	(2,506,477)

(In millions of won)	Note	2014		2013

Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net		￦	102,868	—
Issuance of debentures			1,255,468	1,328,694
Proceeds from long-term borrowings			62,552	105,055
Issuance of hybrid bond			—	398,518
Cash inflows from settlement of derivatives			200	19,970

Sub-total			1,421,088	1,852,237
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(340,245)
Repayment of current portion of long-term debt			(207,791)	(161,575)
Repayment of debentures			(1,039,938)	(771,976)
Repayment of long-term borrowings			(23,284)	(467,217)
Cash outflows from settlement of derivatives			(6,444)	—
Payment of finance lease liabilities			(19,388)	(20,342)
Payment of dividends			(666,802)	(655,946)
Payment of interest on hybrid bond			(16,840)	—
Decrease in cash from the consolidated capital transaction			—	(8,093)

Sub-total			(1,980,487)	(2,425,394)

Net cash used in financing activities			(559,399)	(573,157)

Net increase (decrease) in cash and cash equivalents			(565,179)	478,936
Cash and cash equivalents at beginning of the year			1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents			969	(422)

Cash and cash equivalents at end of the year		￦	834,429	1,398,639

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2014 and 2013 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication and MVNO service	83.5	83.5
M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
Iconcube Holdings, Inc. (*1)	Korea	Investment association	100.0	—
Iconecube, Inc. (*1)	Korea	Internet website services	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co., Ltd.(*1,2)	Korea	Guarding of facilities	66.7	—
IRIVER LIMITED (*1,3)	Korea	Manufacturing digital audio players and other portable media devices.	49.0	—
Iriver CS Co., Ltd. (*1)	Korea	After-sales service and logistics agency	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiary	100.0	—

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2014	Dec. 31, 2013
iriver America Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver China Co., Ltd.(*1)	China	Sales and manufacturing MP3,4 in China	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Sales and manufacturing e-book in China	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0
shopkick Management Company, Inc.(*1)	USA	Investment association	95.2	—
shopkick, Inc.(*1)	USA	Mileage-based online transaction app development	100.0	—
npnf, Inc.(*1)	USA	Game development and publishing	100.0	—

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. (Refer to Note 11)
(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organised group of vote holders, and the other shareholdings are widely dispersed. (Refer to Note 11)

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd.		79,476	37,505	41,971	133,789	7,458
SK Communications Co., Ltd.		176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund		11,137	320	10,817	—	383
Commerce Planet Co., Ltd.		26,078	27,259	(1,193)	64,509	933
SK Broadband Co., Ltd.		3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-net Culture and Contents Venture Fund		21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II		19,301	—	19,301	—	(2,055)
Open Innovation Fund		21,765	—	21,765	—	(6,266)
PS&Marketing Corporation		544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.		66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.		57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.		71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.		6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc. (*1)		1,415	515	900	630	(2,284)
SK Planet Co., Ltd.		2,579,286	746,832	1,832,454	1,512,492	1,593
Neosnetworks Co.,Ltd.		31,633	13,251	18,382	33,302	(1,989)
IRIVER LIMITED (*2)		61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.		37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.		15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.		25,874	—	25,874	—	(689)
SK Planet Japan		5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.		4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.		4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.		29,529	11	29,518	—	(9,716)
SKT Americas, Inc.		42,159	554	41,605	9,100	(5)
SKP America LLC.		297,981	67	297,914	—	(2,370)
YTK Investment Ltd.		27,944	—	27,944	—	(15,259)
Atlas Investment(*3)		66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.		230,925	—	230,925	—	—
shopkick, Inc.		28,216	13,698	14,518	—	—
npnf, Inc.		9,860	—	9,860	1	(2,465)

(*1)	The condensed financial information of Iconcube Holdings, Inc. includes financial information of Icon-Cube Co., Ltd., a subsidiary of Icon Cube Holdings.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dongguan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*)		40,218	101	40,117	—	(8,248)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included from consolidation during the year ended December 31, 2014 is as follows:

Subsidiary	Reason
Neosnetworks Co., Ltd.	The Parent Company acquired ownership interests during the year ended December 31, 2014. (See note 11)
IRIVER LIMITED
Iriver CS Co., Ltd. iriver Enterprise Ltd. iriver America Inc. iriver Inc. iriver China Co., Ltd.
Dongguan iriver Electronics Co., Ltd.
Iconcube Holdings, Inc.	Established by spinoff from BNCP Co., Ltd. during the year ended December 31, 2014.
Iconcube, Inc.
shopkick Management Company, Inc.	Established by SKP America LLC. during the year ended December 31, 2014.
npnf, Inc.
shopkick, Inc.	Shopkick Management Company, Inc. acquired ownership interests during the year ended December 31, 2014. (See note 11)

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	December 31, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	89,135	463,764
Non-current assets		87,033	2,646,227
Current liabilities		(41,252)	(881,886)
Non-current liabilities		(735)	(1,106,493)
Net assets		134,181	1,121,612
Adjustment for fair value		—	111,561
Net assets of consolidated entities		134,181	1,233,173
Carrying amount of non-controlling interests		47,577	609,638

Revenue	￦	93,910	2,654,381
Profit (loss) for the period		(18,386)	4,307
Amortization of adjustment for fair value		—	(1,916)
Profit (loss) of the consolidated entities		(18,386)	2,391
Total comprehensive profit (loss)		530	(10,324)
Profit (loss) attributable to non-controlling interests		(6,519)	1,182

Net cash provided by (used in) operating activities	￦	(5,962)	431,760
Net cash used in investing activities		(17,927)	(599,016)
Net cash provided by financing activities		—	119,484
Net decrease in cash and cash equivalents		(23,889)	(47,772)

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2014 and 2013 are as follows. There were no dividends paid during the years ended December 31, 2014 and 2013 by subsidiaries of which non-controlling interests are significant, Continued

(In millions of won)	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560

Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attribute to non-controlling interests		(14,853)	(9,231)

Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) Investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, consolidation: whether the Group has de facto control over an investee: and classification of lease.

2.	Basis of Presentation. Continued

(4)	Use of estimates and judgments, Continued

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 36.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 4 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

•	Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS 1032 ‘Financial Instruments: Presentation’.

The nature of the changes are explained below.

(1)	Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS 1032)

The Group has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Group’s ownership interest in a subsidiary that do not result in the Controlling Group losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and but not effective for the Group for annual periods beginning on or after January 1, 2014 are as follows. The Group has not early adopted them.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2014

(In millions of won)	Note	December 31, 2014		December 31, 2013

Assets
Current Assets:
Cash and cash equivalents	30,31	￦	248,311	448,459
Short-term financial instruments	5,30,31		143,000	166,000
Short-term investment securities	7,30,31		197,161	102,042
Accounts receivable - trade, net	6,30,31,32		1,559,281	1,513,138
Short-term loans, net	6,30,31,32		67,989	72,198
Accounts receivable - other, net	6,30,31,32		305,990	388,475
Prepaid expenses			86,070	82,837
Inventories, net			23,694	24,596
Non-current assets held for sale	8		—	3,667
Advanced payments and other	6,30,31		58,417	16,370

Total Current Assets			2,689,913	2,817,782

Non-Current Assets:
Long-term financial instruments	5,30,31		69	7,569
Long-term investment securities	7,30,31		608,797	729,703
Investments in subsidiaries and associates	9		8,181,769	8,010,121
Property and equipment, net	10,32		7,705,906	7,459,986
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		1,928,169	2,239,167
Long-term loans, net	6,30,31,32		38,457	39,925
Long-term prepaid expenses			28,551	23,007
Guarantee deposits	5,6,30,31,32		156,807	152,057
Long-term derivative financial assets	17,30,31		67,728	41,712
Other non-current assets			60	154

Total Non-Current Assets			20,022,549	20,009,637

Total Assets		￦	22,712,462	22,827,419

(In millions of won)	Note	December 31, 2014		December 31, 2013

Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,30,31	￦	200,000	260,000
Current portion of debentures and long-term borrowings, net	13,30,31		211,863	622,703
Current portion of long-term payables – other	14,30,31		189,389	206,800
Accounts payable – other	30,31,32		1,086,485	1,556,201
Withholdings	30,31		801,119	574,166
Accrued expenses	30,31		615,488	653,742
Income tax payable	27		91,315	104,564
Unearned revenue			92,783	178,569
Derivative financial liabilities	17,30,31		—	21,170
Provisions	15		50,456	66,559
Advanced receipts			39,148	43,599

Total Current Liabilities			3,378,046	4,288,073

Non-Current Liabilities:
Debentures, excluding current portion, net	13,30,31		4,655,137	4,014,777
Long-term borrowings, excluding current portion	13,30,31		80,147	85,125
Long-term payables - other	14,30,31		657,001	828,721
Long-term unearned revenue			19,544	50,894
Defined benefit liabilities	16		15,555	22,886
Long-term derivative financial liabilities	17,30,31		130,889	100,210
Long-term provisions	15		27,676	19,537
Deferred tax liabilities	27		144,876	44,601
Other non-current liabilities	30,31		61,370	57,187

Total Non-Current Liabilities			5,792,195	5,223,938

Total Liabilities			9,170,241	9,512,011

Equity
Share capital	1,18		44,639	44,639
Capital surplus (deficit) and other capital adjustments	18,19,20		433,894	433,894
Retained earnings	21,22		12,996,790	12,665,699
Reserves	23		66,898	171,176

Total Equity			13,542,221	13,315,408

Total Liabilities and Equity		￦	22,712,462	22,827,419

(In millions of won except for per share data)	Note	2014		2013

Operating revenue:	4,32
Revenue		￦	13,012,644	12,860,379

Operating expense:	32
Labor cost			588,635	598,885
Commissions paid			5,591,245	5,333,869
Depreciation and amortization			2,095,702	2,006,896
Network interconnection			771,786	770,125
Leased line			370,549	412,217
Advertising			213,605	237,291
Rent			377,112	362,659
Cost of products that have been resold			457,049	399,810
Other operating expenses	24		809,801	768,943

			11,275,484	10,890,695

Operating income			1,737,160	1,969,684

Finance income	26		82,276	81,196
Finance costs	26		(293,338)	(422,764)
Other non-operating income	25		37,422	47,618
Other non-operating expenses	25		(184,177)	(417,252)
Loss relating to investments in subsidiaries and associates	9		(57,593)	(37,685)

Profit before income tax			1,321,750	1,220,797

Income tax expense	27		293,209	310,640

Profit for the year		￦	1,028,541	910,157

Earnings per share	28
Basic earnings per share (in won)		￦	14,262	12,837

Diluted earnings per share (in won)		￦	14,262	12,837

(In millions of won)	Note	2014		2013

Profit for the year		￦	1,028,541	910,157

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	16		(13,808)	5,927
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	23		(66,103)	4,795
Net change in unrealized fair value of derivatives	17,23		(38,175)	11,793

			(118,086)	22,515

Total comprehensive income		￦	910,455	932,672

(In millions of won)
	Share capital		Capital surplus (deficit) and other capital adjustments					Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the year		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive income		—	—	—	—	—	—	5,927	16,588	22,515

		—	—	—	—	—	—	916,084	16,588	932,672

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bond		—	—	—	—	—	—	(16,840)	—	(16,840)
Total comprehensive income
Profit for the year		—	—	—	—	—	—	1,028,541	—	1,028,541
Other comprehensive income		—	—	—	—	—	—	(13,808)	(104,278)	(118,086)

		—	—	—	—	—	—	1,014,733	(104,278)	910,455

Balance, December 31, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,996,790	66,898	13,542,221

(In millions of won)	Note	2014		2013

Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,028,541	910,157
Adjustments for income and expenses	34		2,886,389	3,120,427
Changes in assets and liabilities related to operating activities	34		(334,898)	(714,862)

Sub-total			3,580,032	3,315,722
Interest received			20,954	29,695
Dividends received			13,048	20,641
Interest paid			(224,119)	(246,632)
Income tax paid			(168,482)	(96,953)

Net cash provided by operating activities			3,221,433	3,022,473

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			30,500	13,300
Collection of short-term loans			197,925	279,815
Decrease in long-term financial instruments			2,522	—
Proceeds from disposal of long-term investment securities			54,218	29,762
Proceeds from disposal of investments in subsidiaries and associates			—	1,808
Proceeds from disposal of property and equipment			25,677	3,148
Proceeds from disposal of intangible assets			1,127	965
Proceeds from disposal of assets held for sale			3,667	190,393
Collection of long-term loans			3,660	11,727
Proceeds from disposal of other non-current assets			93	290

Sub-total			319,389	531,208
Cash outflows for investing activities:
Increase in short-term investment securities, net			(94,802)	(45,031)
Increase in short-term loans			(195,700)	(275,913)
Increase in long-term financial instruments			(2,522)	(7,500)
Acquisition of long-term investment securities			(28,801)	(9,313)
Acquisition of investments in subsidiaries and associates			(210,060)	(206,791)
Acquisition of property and equipment			(2,319,016)	(2,201,354)
Acquisition of intangible assets			(91,060)	(179,069)
Increase in long-term loans			(45)	—

Sub-total			(2,942,006)	(2,924,971)

Net cash used in investing activities			(2,622,617)	(2,393,763)

(In millions of won)	2014		2013

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings	￦	3,552	96,455
Issuance of hybrid bond		—	398,518
Issuance of debentures		797,364	1,014,859
Cash inflows from settlement of derivatives		119	20,026

Sub-total		801,035	1,529,858
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(60,000)	(70,000)
Repayment of long-term borrowings		(12,814)	(457,110)
Repayment of long-term account payables-other		(207,668)	(161,575)
Repayment of debentures		(629,940)	(621,976)
Payment of cash dividends		(666,802)	(655,946)
Payment of interest on hybrid bond		(16,840)	—
Cash outflows from settlement of derivatives		(5,882)	—

Sub-total		(1,599,946)	(1,966,607)

Net cash used in financing activities		(798,911)	(436,749)

Net increase (decrease) in cash and cash equivalents		(200,095)	191,961
Cash and cash equivalents at beginning of the year		448,459	256,577
Effects of exchange rate changes on cash and cash equivalents		(53)	(79)

Cash and cash equivalents at end of the year	￦	248,311	448,459

.

Date of appropriation for 2014: March 20, 2015
Date of appropriation for 2013: March 21, 2014

(In millions of won)
	2014		2013
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,542	3,018
Remeasurement of defined benefit liabilities		(13,808)	5,927
Interim dividends - ￦1,000 per share, 200% on par value		(70,937)	(70,508)
Interest on hybrid bond		(16,840)	(8,420)
Profit		1,028,541	910,157

		930,498	840,174

Transfer from voluntary reserves:

Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		—	60,000
Reserve for business expansion		195,000	100,000
Reserve for technology development		200,000	145,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	595,865

		990,865	900,865

Unappropriated retained earnings to be carried over to subsequent year	￦	3,866	3,542

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2014, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	5,722,692	7.09
Institutional investors and other minority stockholders	44,850,192	55.54
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 5, 2015, which will be submitted for approval at the shareholders’ meeting to be held on March 20, 2015.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes: revenue, classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executive.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, continued

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 31.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

Except for the changes below, the Company has consistently applied the accounting policies set out in Note 4 to all periods presented in these financial statements.

The Company has adopted the following amendments to standards and new interpretation with a date of initial application of January 1, 2014.

•	Offsetting Financial Assets and Financial Liabilities

(Amendments to K-IFRS 1032 ‘Financial Instruments: Presentation’)

The nature of the changes are explained below.

(1)	Offsetting Financial Assets and Financial Liabilities (Amendments to K-IFRS 1032)

The Company has adopted amendments to K-IFRS 1032, ‘Offsetting Financial Assets and Financial Liabilities’ since January 1, 2014. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’. According to the amendments, the right to set off should not be contingent on a future event, and legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the entity and all of the counterparties. The amendments also state that some gross settlement systems would be considered equivalent to net settlement if they eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle.

There is no material impact of the application of this amendment on the Company’s financial statements.

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)

Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)

Frequency use rights	6.3 ~ 13.1
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

4.	Significant Accounting Policies, Continued

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(18)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(19)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

4.	Significant Accounting Policies, Continued

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

4.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(25)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2014, and the Company has not early adopted them.

As of December 31, 2014, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

1)	K-IFRS 1019 ‘Employee Benefits’ – Employee contributions

Amendments to K-IFRS 1019 introduced a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. According to the amendments, the entity is permitted to recognize those contributions as a reduction of the service cost in the period in which the related service is rendered, instead of forecast future contributions from employees or third parties and attribute them to periods or service as negative benefits.

2)	K-IFRS 1027 ‘Separate Financial Statements’

Amendments to K-IFRS 1027 introduced equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. This amendment is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2013 and 2014 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

2.	Approval of Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

Article 2. Objectives

 (Text omitted)

‚ In order to achieve the above objectives, the Company carries on the following businesses:

1.~18. (Text omitted)

19. Any other incidental businesses relating to the foregoing activities (amended on March 22, 2013).

ƒ (Text omitted)

Article 2. Objectives

 (Same as the present text)

‚ (Same as the present text)

1.~18. (Same as the present text)

19. Import/export business, import/export brokerage and/or agency business (newly established on March 20, 2015); and

20. Any other incidental businesses relating to the foregoing activities (amended on March 20, 2015).

ƒ (Same as the present text)

Addition of related businesses due to the promotion of new business opportunities

—	Addendum No. 24 (as of March 20, 2015) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 20, 2015.	—

3.	Approval of the Election of an Inside Director

(1)	Candidate for Inside Director

Name	Term	Profile		Remarks
Jang, Dong-Hyun	3 Years	☐	Education	New Appointment
		•	Master in Industrial Engineering, Seoul National University
		•	Bachelor in Industrial Engineering, Seoul National University
		☐	Career
		•	CEO of SK Telecom (current)
		•	COO of SK Planet (2013 – 2014)
		•	CMO of SK Telecom (2011 – 2013)
		•	CFO and Executive Vice President of the Strategy and Planning Division of SK Telecom (2010 – 2011)

4.	Approval of the Election of a Member of the Audit Committee

(1)	Candidate for Audit Committee Member

Name	Term	Profile		Remarks
Lee, Jae-Hoon	3 Years	☐	Education	Current Director
		•	Ph.D. in Public Administration, Sung Kyun Kwan University
		•	Master in Applied Economics, University of Michigan at Ann Arbor
		•	Bachelor in Economics, Seoul National University
		☐	Career
		•	President, Korea Polytechnic University (Current)
		•	Vice Minister, Ministry of Knowledge Economy (2008 – 2009)
		•	Vice Minister, Ministry of Commerce, Industry and Energy (2007 – 2008)
		•	Assistant Minister, Ministry of Commerce, Industry and Energy (2006 – 2007)
		•	Head of the Trade-Investment Department, Ministry of Commerce, Industry and Energy (2005 – 2006)

5.	Approval of Ceiling Amount of the Remuneration of Directors

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

Classification	Fiscal year 2014	Fiscal year 2015

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	6 persons (4 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: February 25, 2015